UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                      Applied Extrusion Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    038196101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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



Schedule 13G/A

CUSIP No. 038196101

  1. Names of Reporting Persons: Jay R. Harris
     I.R.S. Identification Nos. of above persons (entities only): Not Applicable

  2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [  ]

  3.  SEC Use Only


  4. Citizenship or Place of Organization: U.S.

Number of                  5.  Sole Voting Power:             --0--
Shares
Beneficially               6.  Shared Voting Power:           --0--
Owned by
Each                       7.  Sole Dispositive Power:        --0--
Reporting
Person With                8.  Shared Dispositive Power:      --0--

  9. Aggregate Amount Beneficially Owned by Each Reporting Person: --0--

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

 11. Percent of Class Represented by Amount in Row (9): 0%

 12. Type of Reporting Person (See Instructions): IN




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




Item 1.

      (a) The name of the issuer is Applied Extrusion Technologies, Inc. (the "Corporation").

      (b) The Corporation's executive office is located at 15 Read's Way, New Castle, Delaware 19720.

Item 2.

      (a) The person filing this statement is Jay R. Harris.

      (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

      (c) Mr. Harris is a United States citizen.

      (d) The security (the "Security") is common stock, $0.01 par value per share.

      (e) The CUSIP Number of the Security is 038196101.

Item 3.

      Not applicable.

Item 4.    Ownership

      (a) Mr. Harris is the beneficial owner of no shares of the Security.

      (b) The amount of shares of the Security beneficially owned by Mr. Harris is 0% of the total outstanding shares of the Security.

      (c) (i)-(iv) Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2005

                                   /s/ Jay R. Harris
                                  --------------------------------
                                  Jay R. Harris



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